UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):   April 1, 2008

SEMPRA ENERGY
(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2034

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K

Item 1.01 Entry into a Material Definitive Agreement.

Share Repurchase Program

On April 1, 2008, following the completion of the sale of its commodity-marketing businesses to a partnership of Sempra Energy and The Royal Bank of Scotland described in Item 2.01 below, Sempra Energy entered into a Collared Accelerated Share Acquisition Program with Merrill Lynch International ("MLI") under which Sempra Energy will expend $1 billion to repurchase shares of its Common Stock. The program is expected to extend into the fourth quarter of 2008.

Sempra Energy prepaid $1 billion to MLI on April 7, 2008 for shares of Sempra Energy Common Stock to be purchased from MLI in a share forward transaction. The number of shares purchased (subject to minimum and maximum numbers of shares) will be determined by dividing the $1 billion purchase price by the arithmetic mean of the volume-weighted average trading prices of shares of Sempra Energy Common Stock for each day in a valuation period minus a fixed discount. The valuation period will begin following the completion of a hedging period during which MLI will establish an initial hedging position in respect of its obligation to deliver shares under the program and will continue until the program is completed.

Sempra Energy's outstanding shares used to calculate earnings per share will be reduced by the number of shares repurchased as they are delivered to Sempra Energy, and the $1 billion purchase price will be recorded as a reduction in shareholders' equity upon its prepayment. Sempra Energy received 11,209,865 of the shares to be purchased on the April 7, 2008 prepayment date and will receive the balance of the minimum number at the end of the hedging period. It will receive any additional repurchased shares at the end of the valuation period.

The purchase program is subject to terms customary for similar programs, including provisions permitting adjustments to the length of the valuation and hedging periods, providing for the effect of extraordinary corporate transactions, and setting forth other circumstances under which the program may be terminated.

Upon completion of the program, Sempra Energy may from time to time make additional purchases of its shares under a remaining $1 billion repurchase authorization of its Board of Directors.

Item 2.01   Completion of Acquisition or Disposition of Assets.

On April 1, 2008, Sempra Energy and The Royal Bank of Scotland ("RBS") completed the formation of their previously announced partnership, RBS Sempra Commodities LLP, to own and operate the commodity-marketing businesses previously held as subsidiaries of Sempra Energy. Sempra Energy holds an initial equity investment in the partnership of $1.6 billion. RBS holds an initial equity investment of $1.665 billion and will provide any additional funding required for the ongoing operations of the partnership's businesses. As a result of the transaction, Sempra Energy also received approximately $1.2 billion in cash (including cash withdrawn from the businesses in anticipation of the transaction) after deducting certain expenses in terminating pre-existing contractual arrangements, but before deducting other transaction expenses.

RBS Sempra Commodities is governed by a board of seven directors, three appointed by Sempra Energy and four by RBS. The consent of Sempra Energy is required before the partnership may take certain significant actions, including materially changing the scope of the partnership's businesses, issuing credit support outside the ordinary course, incurring certain types of indebtedness and entering into agreements of significant size or duration, all as more fully specified in a Limited Liability Partnership Agreement.

Sempra Energy and RBS intend that RBS Sempra Commodities will distribute all of its net income on an annual basis, although under the LLP Agreement distributions are within the discretion of the Board of Directors. Subject to certain limited exceptions, partnership pretax income, calculated in accordance with International Financial Reporting Standards as adopted by the European Union, is allocated as follows:

> Sempra Energy first receives a preferred 15 percent return on its adjusted equity capital;
>
> RBS then receives a preferred 15 percent return on any capital in excess of capital attributable to Sempra Energy that is required by the U.K. Financial Services Authority (the "FSA") to be maintained by RBS in respect of the operations of the partnership;
>
> Sempra Energy thereafter receives 70 percent of the next $500 million in pretax income, with RBS receiving the remaining 30 percent; and
>
> Sempra Energy then receives 30 percent, and RBS 70 percent of any remaining pretax income.

Any losses of the partnership are shared equally between Sempra Energy and RBS.

Sempra Energy is not required to invest additional capital in RBS Sempra Commodities beyond its initial capital investment of $1.6 billion although, in limited cases, earnings allocable to Sempra Energy may be retained by the partnership to replenish capital depleted through losses. However, if RBS so requests, Sempra Energy may provide additional capital of up to $100 million to the partnership, and RBS has the right to contribute additional capital on an equal basis, to the extent that capital required by the FSA to be maintained by RBS in respect of the partnership exceeds approximately $3.3 billion.

RBS will terminate or replace Sempra Energy's credit support arrangements for the commodity-marketing businesses acquired by RBS Sempra Commodities that are reasonably capable of being terminated or replaced. To the extent these are not terminated or replaced, RBS will indemnify Sempra Energy for any claims or losses arising in connection with the arrangements.

For a period of four years, RBS and Sempra Energy are each subject to certain limitations on their ability to compete with the partnership. RBS will not compete with certain core business activities of the partnership (defined to include trading, processing and tolling of, and derivatives and certain other transactions in, oil and oil byproducts, electricity, natural gas, liquefied natural gas, base metals, coal, liquefied petroleum gas, biofuels, carbon credits and emissions credits) or acquire an equity interest in any entity whose principal business involves activities that are competitive with the partnership's core business activities. If RBS were to acquire an equity interest in excess of agreed upon thresholds in entities whose activities include, but are not principally comprised of, those that are competitive with the partnership's core business activities, RBS and Sempra Energy will engage in good faith negotiations to combine the activities of such competitor with those of the partnership, and if RBS and Sempra Energy are unable to agree on terms within six months, RBS will be required to offer the partnership an opportunity to act as the counterparty with respect to certain significant commodities hedging, supply and offtake opportunities generated by RBS's other business activities in the areas of project finance and structured finance.

Sempra Energy is subject to limitations, mirroring those to which RBS is subject, on its ability to acquire equity interests in entities competing with the core business activities of RBS Sempra Commodities. Certain Sempra Energy non-utility businesses are required, subject to risk concentration policies, to offer the partnership an opportunity to act as the counterparty to Sempra Energy in certain transactions that are competitive with the core business activities of the partnership.

For a period of four years, neither RBS nor Sempra Energy is permitted to sell or assign its interest in the partnership. Following this four-year period, if Sempra Energy were to desire to sell its interest, it is required to so notify RBS and, unless RBS notifies Sempra Energy that it is not interested in purchasing such interest, negotiate with RBS to determine a price at which the interest would be sold to RBS. If Sempra Energy and RBS were unable to agree upon a price at which the interest would be sold to RBS, either party is permitted to request that the price be submitted for binding arbitration. If the other party assents to that request, the interest will be sold to RBS at a price determined by arbitration subject to a maximum price of $3.5 billion in the fourth year following the creation of the partnership and increasing by 2.5% per year to a maximum of $4 billion. If RBS declines to arbitrate, Sempra Energy may sell its interest to a third party upon terms no more favorable than those at which the interest was offered to RBS. If the third party purchaser is a bank or broker-dealer, a majority owned or controlled affiliate of a bank or broker-dealer or a hedge fund controlled by such an entity or has a credit rating lower than Sempra Energy's, the third party purchaser must also be reasonably acceptable to RBS.

If RBS were to desire to sell its interest in RBS Sempra Commodities after such four-year period, it is required to provide Sempra Energy with the opportunity to make the first offer to acquire the interest and is prohibited from subsequently selling the interest to a third party upon terms less favorable than those offered by Sempra Energy. Sempra Energy also has the right to "tag-along" in connection with any sale of RBS's interest in the partnership to a third party.

In addition, if RBS were to fail to fund RBS Sempra Commodities consistent with its commitments and intentions and did not cure that failure within a specified period following notice from Sempra Energy, Sempra Energy would have the right to purchase RBS's interest in the partnership at book value.

Item 9.01 Financial Statements and Exhibits.

  (b) **Pro forma financial information.**

The following pro forma financial information is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference:

Unaudited Pro Forma Condensed Consolidated Financial Information:

> Overview
> Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2007
> Unaudited Pro Forma Condensed Statement of Consolidated Income for the Year Ended December 31, 2007
> Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

  (d) **Exhibit.**

    99.1   Unaudited Pro Forma Condensed Consolidated Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: April 7, 2008   By: /S/ Joseph A. Householder
                                       Joseph A. Householder
                                       Sr. Vice President and Controller